August 11, 2011

VIA EDGAR

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington D.C.  20549

RE:       Numerex Corp

Form 10-K for the fiscal year ended December 31, 2010

Filed March 30, 2011

File No. 000-22920

Dear Mr. Spirgel:

We are writing to address the Staff’s comments in its July 28, 2011 letter (the “Comment Letter”) to Numerex Corp. (the “Company”).   To facilitate the Staff’s review, we have restated the comments from the Comment Letter below and provided our response.

Form 10-K for the fiscal year ended December 31, 2010

Definitive Proxy Statement filed April 8, 2011

The Use of Compensation Survey Data and Peer Companies

1.
We note you use Watson Wyatt’s 2010 Top Management Survey and ERI’s Executive Compensation database to produce competitive benchmarks.  Please disclose the constituent companies for these surveys (and any others used in the future); if they are too numerous, disclose them in an Appendix.  Refer to Item 402(b)(2)(xiv) of Regulation S-K.

Response:   The Company’s compensation consultant utilized the Watson Wyatt 2010 Top Management Survey and the ERI Executive Compensation database (together, the “Surveys”) as a reference tool in its review of executive compensation of companies similar to the Company, with respect to annual revenues between $25 million and $100 million, or with expected annual revenue of $60 million.   Individual companies were not identifiable by the compensation consultant in its review of the data generated by the Surveys.

The Company does not believe that Item 402(b)(2)(xiv) applies under the circumstances.  As interpreted by the Staff in Question 118.05 of the Staff’s Compliance & Disclosure Interpretations under Regulation S-K (the “CD&Is”), the term “benchmarking” does not include situations “in which a company reviews or considers a broad-based third-party survey . . .  to obtain a general understanding of current compensation practices.”  The Surveys referenced in our proxy statement are each broad-based third-party surveys published by companies in the compensation consulting industry as a general service to their clients and other interested parties, and data is available for purchase by the general public regardless of participation in the surveys.   Neither the Company or its compensation consultant had a role in selecting the individual companies from which data are compiled, and as mentioned above, the names of the companies comprising the results from Surveys were not revealed to the compensation consultant or the Compensation Committee of the Company.

In future filings, the Company will clarify that the review of the Surveys, and any materials similar to the Surveys, are utilized to obtain a general market overview.  The Company will continue to disclose its “peer group” that is used for benchmarking the compensation of the Company’s executive officers.

Non-Equity Incentive Based Awards

2.
We note you use corporate-wide and business-unit level revenue and EBITDA performance targets to determine cash bonuses. Disclose the threshold, target, and maximum levels for these targets, as applicable and your actual performance for each target.

Response:  In future filings, the Company will provide additional information regarding threshold, target, and maximum levels for the performance targets, as well as the impact of performance against the targets on cash bonuses.  Specifically, the Company will disclose the following:

•
Revenue Targets.  The revenue portion of the target is payable only upon achieving the target, and no additional payments are made for exceeding the revenue target.  No award is paid if the performance targets are not achieved.  None of the CEO, CFO and CTO or EVP, Corporate Development achieved their respective revenue targets for fiscal 2010, and accordingly did not receive any payment for that performance metric.   The COO achieved his revenue target for his business unit, resulting in a payment of 18.75% of his base salary.

•
EBITDA Target.   If the maximum EBITDA targets are exceeded, the named executive officer may receive the maximum amount payable.  The named executive officer is entitled to a prorated amount if the EBITDA results are between the target and the maximum payment.  The CEO exceeded his EBITDA target by 5.3%, resulting in a payment of 43.2% of his base salary.   The CFO exceeded his EBITDA target by 5.3%, resulting in a payment of 27% of his base salary, and the CTO exceeded his EBITDA target by 5.3%, resulting in a payment of 15% of his base salary.   None of the foregoing named executive officers exceeded their maximum EBITDA targets.  The COO met his EBITDA maximum, resulting in a payment of 56.25% of his base salary.  The EVP, Corporate Development, did not meet his EBITDA target and did not receive any incentive payment.

The 2010 base salaries for each named executive officer were disclosed in the definitive proxy statement, and the Summary Compensation Table shows the dollar amount paid for such named executive officer’s non-equity incentive plan bonus.

Our Compensation Committee derives revenue and EBITDA targets from the same process by which we develop our internal annual budget for the current fiscal year and projections for future fiscal years.   The Compensation Committee sets targets that it believes will be challenging for the named executive officer to achieve and will require significant growth and progress by the Company in furtherance of its business objectives. The difficulty of achievement of the targets established by the Compensation Committee is evidenced by the failure to achieve the revenue target by four of the five named executive officers, and the failure to meet the EBITDA target by one named executive officer, while three other named executive officers exceeded their EBITDA targets only modestly.

We believe that the proposed disclosure fully satisfies the requirements of Item 402(b) of Regulation S-K and Instruction 4 to Item 402(b) by describing each named executive officer’s performance against the applicable performance measure and demonstrating the difficulty of satisfying that measure.  Specific internal operational budget and performance goals do not provide any additional material information regarding our compensation practices.  Moreover, because of the transparency of our business model, such disclosure would give our competitors significant visibility into our priorities, including our plans for growth, customer pricing and retention, and research and development.   As a result, we would suffer competitive harm through disclosure of otherwise immaterial information.

3.
Further, for each named executive officer, explain in more detail how your actual performance for each target translated into a certain cash bonus being paid.  For instance, Messrs. Catherall and Smith had the same corporate-wide revenue and EBITDA targets but received different percentages of base pay as cash bonuses.

Response:   As disclosed in the Company’s definitive proxy statement, each named executive officer was eligible to receive a bonus based upon achievement of certain revenue and EBITDA targets.  With respect to the revenue target, no payment was earned because such target was not achieved.  Payments were made based upon achievement of the EBITDA target, and such payments were based upon a percentage of the named executive officer’s salary.

As disclosed in the Company’s definitive proxy statement, awards may be reduced by the Compensation Committee if a named executive officer fails to meet specific objectives. With respect to Mr. Smith, the Compensation Committee determined to exercise negative discretion to reduce his award as result of Mr. Smith’s not meeting certain internal project development deadlines.  Mr. Catherall’s award was not adjusted by the Compensation Committee.

In future filings, the Company will disclose any adjustments to the awards, including any adjustment due to negative discretion of the Compensation Committee.  To the extent applicable, the Company will disclose the Compensation Committee’s evaluation of each named executive officer with specific factors that led to the Compensation Committee’s conclusions regarding the adjustment to the bonus payment, describe how this evaluation affected the actual bonuses to be paid and if such officer’s performance did not warrant a bonus, or conversely warranted a higher amount, why the Compensation Committee determined to exercise its discretion to award such amount.

4.
We note Mr. Fienberg did not receive a non-equity incentive bonus for FY 2010, but he was awarded a $20,000 discretionary bonus. Though footnote (3) to the summary compensation table refers to the CD&A for the explanation of this discretionary bonus, no explanation seems to have been included.  Please advise.

Response:   Mr. Fienberg did not achieve either of the revenue or EBITDA targets required for the payment of a non-equity incentive award.  The Compensation Committee determined to pay Mr. Fienberg a discretionary bonus of $20,000 in recognition of his transactional and merger and acquisition activities for the Company.  In future filings, the Company will provide disclosure regarding the reason for the payment of any discretionary bonuses to its named executive officers.

5.	Further, you use an EBITDA performance target which is a non-GAAP metric. Refer to Instruction 5 to Item 402(b) and explain how this non-GAAP target is calculated from audited financial statements.

Response:   We have set forth below a description of how EBITDA is calculated from the Company’s audited financial statements in connection with this performance target.

The targets for each of our CEO, CFO and CTO were based on the Company’s consolidated financial results.  EBITDA was calculated by starting with the 2010 operating loss of $400,000, and added back depreciation and amortization expenses of $3.4 million and litigation settlement expenses of $3.0 million, resulting in an EBITDA of $6.0 million.

The EBITDA targets for the Company’s COO and EVP-Corporate Development were based reporting units that are a portion of the M2M Services segment.  The target for the EVP-Corporate Development also included the Other Services segment in that reporting unit.  EBITDA was calculated in the same manner as the target for the CEO, CFO and CTO by using the consolidated financial results, starting with operating income for the applicable reporting unit and adding back the depreciation and amortization for these business units.  Certain of our  reporting units under each of the M2M and Other Services segments are aggregated based on the criteria in ASC 280-10-50-11 Segment Reporting, Aggregation Criteria.

In future filings, the Company will include such description and reconciliation if a non-GAAP metric, such as EBITDA, is used as a performance metric.

Summary Compensation Table

6.
Footnote three to the table states Mr. Fienberg received a $20,000 discretionary bonus. Disclose this in the Bonus column.  Refer to CD&I 119.02 that can be found on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Response:    In future filings, the Company will include any discretionary bonuses in the “Bonus” column of the Summary Compensation Table.  The Company inadvertently included Mr. Feinberg’s bonus amount in the “Non-Equity Incentive Plan Compensation” column.

Outstanding Equity Awards at Fiscal Year-End Table

7.
We note you have disclosed the number of options on an award-by-award basis.  We also note footnote one discloses the vesting schedule.  However, you have disclosed the grant date for each award so that the vesting can be accurately calculated.  Refer to Instruction 2 to Item 402(f)(2) and disclose the grant dates or vesting schedules of the options held at fiscal year-end.

Response:    In future filings, the Company will include the grant date of each option held at fiscal-year end, either in a footnote or by adding a column to the “Outstanding Equity Awards at Fiscal Year-End Table,” in addition to reporting the vesting schedule in the footnotes to such table.

In connection with these responses, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not asset Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United Sates.

Should the Staff have any comments of the contents of this letter, please contact the undersigned at 770-485-2527.

Sincerely,

/s/ Alan Catherall

Name:  Alan Catherall

Title:   Chief Financial Officer

Numerex Corp.

cc:     Richard E. Baltz, Arnold & Porter LLP